Financial Certification

I, Kenneth Raessler, certify that:

1) The financial statements of Maine Textiles International included in this Form are true and complete in all material respects; and
2) The tax return information of Maine Textiles International included in this Form reflects accurately the information reported on the tax return for Maine Textiles International filed for the fiscal year ended 12/31/2017.

Kenneth Raessler

Signature
President and Owner

7/9/18